EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
CHANGES TO THE BOARD OF DIRECTORS
CALGARY, ALBERTA – APRIL 2, 2012 – FOR IMMEDIATE RELEASE

The Board of Directors of Canadian Natural Resources Limited (“Canadian Natural” or the "Company”) has today accepted the resignation of Mr. Allan Markin, Chairman of the Board. Mr. Markin has resigned, effective April 2, 2012, from his role as a Director and as Chairman of the Board for personal reasons and to pursue commitments outside the Company.

The Board of Directors has also today appointed Mr. N. Murray Edwards, who joined the Board of Directors of Canadian Natural in 1988 and is currently Vice Chairman of the Company, as Chairman of the Board of Directors of the Company, effective April 2, 2012. In addition, as part of the Company's commitment to good governance practices, the Board of Directors will appoint an independent lead Director concurrently with the Company’s Annual and Special Meeting of Shareholders to be held on Thursday, May 3, 2012.

The Board of Directors and the Senior Management of Canadian Natural wish to thank Mr. Allan Markin for all his contributions over the years to the success of the Company. Mr. Markin has been instrumental in developing cultural foundations that the Company continues to successfully operate under today.

The Board of Directors and the Senior Management wish Mr. Allan Markin the best in his future endeavors.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	JOHN G. LANGILLE
Facsimile:	(403) 514-7888	Vice-Chairman
Email:	ir@cnrl.com
Website:	www.cnrl.com	STEVE W. LAUT
President

Trading Symbol - CNQ		COREY B. BIEBER
Toronto Stock Exchange		Vice-President,
New York Stock Exchange		Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com